SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

FORM 11-K

FOR ANNUAL REPORTS OF
EMPLOYEE STOCK REPURCHASE, SAVINGS
AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2008.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ____________

Commission file number: 0-13153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Habersham Bancorp 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Habersham Bancorp
Highway 441 N.
P.O. Box 1980
Cornelia, Georgia 30531

Financial Statements

(a)	Financial Statements

Filed as a part of this report on Form 11-K is the audited financial statements of the Plan as of December 31, 2008 and 2007 and for the year ended December 31, 2008.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Habersham Bancorp 401(k) Plan

By: Senior Vice President

By: ______________________________
Name: /s/ Karen Neely
Title: Senior Vice President

Dated: June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Habersham Bancorp 401(k) Plan
Cornelia, Georgia

We have audited the accompanying statements of net assets available for benefits of the Habersham Bancorp 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008 and the supplemental schedule as of December 31, 2008. These financial statements and supplemental schedule are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Habersham Bancorp 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Porter Keadle Moore, LLP

Atlanta, Georgia
June 25, 2009

Habersham Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

Assets:	2008	2007
Cash	$46,478	103,641
Investments, at fair value:
Pooled separate accounts	4,238,773	5,864,771
Common stock of Habersham Bancorp	148,660	794,379
Participant loans	63,984	58,458
Total investments	4,451,417	6,717,608
Net assets available for benefits	$4,497,895	6,821,249

See accompanying notes to financial statements.

Habersham Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

Additions to net assets attributed to:
Contributions:
Employer	$188,422
Employee	470,484

Total contributions	658,906
Investment income:
Interest	3,553
Dividends	13,350

Total investment income	16,903
Total additions	675,809
Deductions from net assets attributed to:
Net decrease in fair value of investments	2,348,807
Benefit distributions to participants	650,356

Total deductions	2,999,163

Decrease in net assets available for benefits	2,323,354
Net assets available for benefits:
Beginning of year	6,821,249
End of year	$4,497,895

See accompanying notes to financial statements.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements

(1)	Description of the Plan
General
The following description of Habersham Bancorp 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan, which commenced on July 1, 1985, is a defined contribution plan covering all eligible employees of Habersham Bancorp and subsidiaries (the “Company”). Full-time employees become eligible to participate after the attainment of 21 years of age. Enrollment in the Plan is available twice annually on January 1 and July 1. Employees are eligible for Company matching contributions immediately. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may contribute from 1% to 50% of their pretax earnings up to a maximum of $15,500 and an additional $5,000 catch-up contribution can be made if the participant turns the age of 50 by December 31, 2008. Rollover contributions from other qualified plans are permitted. At its discretion, the Company may make matching contributions in an amount not to exceed 100% of each participant’s first 3% of compensation contributed as elective deferrals.

Vesting
Participants are immediately vested in their voluntary contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less than 2	0%
2	25%
3	50%
4	75%
More than 4	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing the Company’s future matching contributions. Forfeitures totaling $21,551 were used to reduce the Company’s contributions during 2008. Forfeitures of $16,214 and $28,352 were available at December 31, 2008 and 2007, respectively, to reduce the Company’s future contributions.

Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s vested account balance in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their vested account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(1)	Description of the Plan, continued
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.25% to 7.00%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

Administrative Expenses
Significant costs of administering the Plan are paid by the Company. These costs include legal, administrative and accounting fees.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation
The Plan’s investments are stated at fair value. The Company’s stock trades on the NASDAQ exchange, and the value of Habersham Bancorp stock is based on a quoted market price. Investments in pooled separate accounts are valued at fair value based on quoted market prices of the underlying fund assets, net of investment management fees. Participant loans are stated at cost, which approximates fair value.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and pooled separate accounts.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(3)	Investments
The following table represents investments at December 31, 2008 and 2007:

	2008	2007
Pooled separate accounts:
JH Lifecycle 2045	$19,993	13,349
JH Lifecycle 2040	22,856	23,777
JH Lifecycle 2035	30,770	46,769
JH Lifecycle 2030	94,718	99,955
JH Lifecycle 2025	309,931	384,503
JH Lifecycle 2020	179,876	247,755
JH Lifecycle 2015	3,864	1,118
JH Lifecycle 2010	2,345	-
JH Lifestyle Retirement	41,781	-
JH Lifestyle Aggressive	146,792	280,460
JH Lifestyle Growth	148,572	235,791
JH Lifestyle Balanced	18,555	24,416
JH Lifestyle Moderate	2,067,499	3,159,921
JH Lifestyle Conservative	617,829	685,632
JH DFA Emerging Markets Value	481	491
JH Bridgeway Ultra-Small Co	1,564	872
JH Royce Opportunity	11,234	24,122
JH Small Cap Value Index	974	721
JH DWS Mid Cap Growth	-	1,536
Mid Cap Stock Fund	15,739	53,174
JH Energy	2,480	2,113
JH Columbia Marsico Intl Opps	-	490
JH DFA International Value	13,373	24,291
JH American Funds EuroPacific	6,314	11,303
International Value Fund	1,079	16,015
JH Oppenheimer Global	37,710	60,577
JH Dreyfus Prem Structure Mid	6,573	11,404
JH Templeton World	24,017	31,995
JH Jennison Growth	644	473
JH American Funds Growth Fund	-	34,764
Quantitative All Cap Fund	-	9,430
JH T. Rowe Price Blue Chip	11,775	18,889
JH Legg Mason Value	13,188	25,186
JH BlackRock Large Value	21,288	37,323
Small Cap Opportunities Fund	9,174	3,844
JH Munder Small-Cap Value	-	11,833
JH RiverSource Mid Cap Value	22,981	44,342
JH Lord Abbett All Value	-	17,536
JH Mutual Discovery	17,146	24,113
JH Weitz Partners Value	-	12,002
JH Mutual Beacon	22,695	23,602
JH Davis New York Venture	13,006	16,135

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(3)	Investments, continued
	2008	2007
Pooled separate accounts, continued
JH UBS U.S. Large Cap Equity	10,920	17,158
JH American Funds Inv Co Am	6,445	10,506
JH American Funds Wash Mutual	5,955	4,573
JH PIMCO All Asset	52,295	31,229
JH UBS Global Allocation	1,800	457
JH LM Partners Glb High Yield	2,804	6,766
JH John Hancock Strategic Inc	12,474	7,375
JH PIMCO Global Bond	18,822	9,791
JH PIMCO Total Return	62,933	54,405
JH PIMCO Real Return	1,424	489
JH Stable Val	59,387	-
MFS Utilities	1,812	-
Domini Social Equity	398	-
The Growth Fund of America	20,077	-
American Century Vista	1,665	-
T.Rowe Price Sci & Tech	566	-
All Cap Value Fund	13,331	-
Optimized All Cap Fund	6,100	-
Intl Small Cap Fund	749	-

Total pooled separate accounts	4,238,773	5,864,771

Common Stock of Habersham Bancorp	148,660	794,379
Participant loans	63,984	58,458
Total investments	$4,451,417	6,717,608

During 2008, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $2,348,807 as detailed below:

Net change in investments at fair value as determined by quoted market price:
Pooled separate accounts	$(1,617,829)
Common Stock of Habersham Bancorp	(730,978)
Net change in fair value	$(2,348,807)

Single investments representing more than 5% of the Plan’s net assets as of December 31, 2008 and/or 2007, are separately identified.

	2008	2007
Pooled separate accounts:
JH Lifecycle 2025	$309,931	384,503
JH Lifestyle Moderate	2,067,499	3,159,921
JH Lifestyle Conservative	617,829	685,632
Common Stock of Habersham Bancorp	148,660	794,379

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(4)	Tax Status
The Plan received a determination letter for the prototype plan upon which it is modeled dated November 19, 2001, in which the Internal Revenue Service (IRS) stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions
The Plan received cash dividends of $13,350 on its investment in Habersham Bancorp common stock during 2008.

(6)	Distributions Approved and Processed But Not Yet Paid
As of December 31, 2008, distributions totaling $4,088 have been approved and processed but not paid out.

(7)	Fair Value Measurements
On January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset of liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Pooled separate accounts: The fair values of participation units held in pooled separate accounts are based on their net asset values, as reported by the managers of the pooled separate accounts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(7)	Fair Value Measurements , continued
Common Stock of Habersham Bancorp: The Company’s stock trades on the NASDAQ exchange, and the value of the stock is based on a quoted market price.

Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 and 2007:

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$4,238,773	-	-	4,238,773
Common stock of Habersham Bancorp	148,660	-	-	148,660
Participant loans	-	-	63,984	63,984
Total assets at fair value	$4,387,433	-	63,984	4,451,417

Assets at Fair Value as of December 31, 2007

	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$5,864,771	-	-	5,864,771
Common stock of Habersham Bancorp	794,379	-	-	794,379
Participant loans	-	-	58,458	58,458
Total assets at fair value	$6,659,150	-	58,458	6,717,608

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans
Balance, beginning of year	$58,458
New loans	56,700
Repayments	(51,174)
Balance, end of year	$63,984

(8)	Subsequent Event
Effective March 30, 2009, the Company elected to temporarily cease future matching contributions to the Plan. The date at which matching contributions will be continued has not yet been determined.

Habersham Bancorp 401(k) Plan
Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes

December 31, 2008
EIN: 58-1563165 PN 001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Pooled separate accounts:
	JH Lifecycle 2045	2,946 pooled separate account sub-account units	N/A	$19,993
	JH Lifecycle 2040	3,365 pooled separate account sub-account units	N/A	22,856
	JH Lifecycle 2035	4,534 pooled separate account sub-account units	N/A	30,770
	JH Lifecycle 2030	13,988 pooled separate account sub-account units	N/A	94,718
	JH Lifecycle 2025	44,942 pooled separate account sub-account units	N/A	309,931
	JH Lifecycle 2020	25,261 pooled separate account sub-account units	N/A	179,876
	JH Lifecycle 2015	525 pooled separate account sub-account units	N/A	3,864
	JH Lifecycle 2010	307 pooled separate account sub-account units	N/A	2,345
	JH Lifestyle Retirement	5,468 pooled separate account sub-account units	N/A	41,781
	JH Lifestyle Aggressive	7,597 pooled separate account sub-account units	N/A	146,792
	JH Lifestyle Growth	6,914 pooled separate account sub-account units	N/A	148,572
	JH Lifestyle Balanced	796 pooled separate account sub-account units	N/A	18,555
	JH Lifestyle Moderate	80,558 pooled separate account sub-account units	N/A	2,067,499
	JH Lifestyle Conservative	21,494 pooled separate account sub-account units	N/A	617,829
	JH DFA Emerging Markets Value	23 pooled separate account sub-account units	N/A	481
	JH Bridgeway Ultra-Small Co	139 pooled separate account sub-account units	N/A	1,564
	JH Royce Opportunity	1,228 pooled separate account sub-account units	N/A	11,234
	JH Small Cap Value Index	91 pooled separate account sub-account units	N/A	974
	Mid Cap Stock Fund	1,286 pooled separate account sub-account units	N/A	15,739
	JH Energy	42 pooled separate account sub-account units	N/A	2,480
	JH DFA International Value	976 pooled separate account sub-account units	N/A	13,373
	JH American Funds EuroPacific	173 pooled separate account sub-account units	N/A	6,314
	International Value Fund	79 pooled separate account sub-account units	N/A	1,079
	JH Oppenheimer Global	1,448 pooled separate account sub-account units	N/A	37,710
	JH Dreyfus Prem Structure Mid	536 pooled separate account sub-account units	N/A	6,573
	JH Templeton World	960 pooled separate account sub-account units	N/A	24,017
	JH Jennison Growth	51 pooled separate account sub-account units	N/A	644
	JH T. Rowe Price Blue Chip	391 pooled separate account sub-account units	N/A	11,775
	JH Legg Mason Value	397 pooled separate account sub-account units	N/A	13,188
	JH BlackRock Large Value	1,492 pooled separate account sub-account units	N/A	21,288
	Small Cap Opportunities Fund	671 pooled separate account sub-account units	N/A	9,174
	JH RiverSource Mid Cap Value	3,831 pooled separate account sub-account units	N/A	22,981
	JH Mutual Discovery	335 pooled separate account sub-account units	N/A	17,146
	JH Mutual Beacon	301 pooled separate account sub-account units	N/A	22,695
	JH Davis New York Venture	670 pooled separate account sub-account units	N/A	13,006
	JH UBS U.S. Large Cap Equity	862 pooled separate account sub-account units	N/A	10,920

Habersham Bancorp 401(k) Plan

Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes

December 31, 2008
EIN: 58-1563165 PN 001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Pooled separate accounts, continued:

	JH American Funds Inv Co Am	243 pooled separate account sub-account units	N/A	$6,445
	JH American Funds Wash Mutual	226 pooled separate account sub-account units	N/A	5,955
	JH PIMCO All Asset	3,860 pooled separate account sub-account units	N/A	52,295
	JH UBS Global Allocation	163 pooled separate account sub-account units	N/A	1,800
	JH LM Partners Glb High Yield	156 pooled separate account sub-account units	N/A	2,804
	JH John Hancock Strategic Inc	1,687 pooled separate account sub-account units	N/A	12,474
	JH PIMCO Global Bond	1,477 pooled separate account sub-account units	N/A	18,822
	JH PIMCO Total Return	3,566 pooled separate account sub-account units	N/A	62,933
	JH PIMCO Real Return	105 pooled separate account sub-account units	N/A	1,424
	JH Stable Val	50,394 pooled separate account sub-account units	N/A	59,387
	MFS Utilities	128 pooled separate account sub-account units	N/A	1,812
	Domini Social Equity	16 pooled separate account sub-account units	N/A	398
	The Growth Fund of America	890 pooled separate account sub-account units	N/A	20,077
	American Century Vista	66 pooled separate account sub-account units	N/A	1,665
	T. Rowe Price Sci & Tech	25 pooled separate account sub-account units	N/A	566
	All Cap Value Fund	1,024 pooled separate account sub-account units	N/A	13,331
	Optimized All Cap Fund	472 pooled separate account sub-account units	N/A	6,100
	Int’l Small Cap Fund	50 pooled separate account sub-account units	N/A	749

*	Common Stock of Habersham	61,941 common stock shares	N/A	148,660

	Participant loans	Interest rates ranging from 5.25% to 7.00% with maturities through April 2018	-	63,984

* - Habersham Bancorp is a party-in-interest to the Plan.

N/A – Value is not applicable due to investment being participant directed